March 5, 2020

Shannon Masjedi
Chief Executive Officer
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, CA 90015

       Re: Pacific Ventures Group, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 11, 2019
           Amended Form 10-K for the Year Ended December 31, 2018
           Filed January 30, 2020
           Amended Form 10-K for the Year Ended December 31, 2018
           Filed February 26, 2020
           File No. 000-54584

Dear Ms. Masjedi:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing